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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


The following is a transcript of a videotape presentation used at Pharmacia & Upjohn, Inc.'s special stockholders' meeting on March 23, 2000.


[LOGO: Camptosar irinotecan HCI injection]

[Zyvox]

[Arthrotec]

[LOGO: Xalatan latanoprost ophthalmic solution]

[LOGO: Celebrex]


         There is a powerful new competitor in the global pharmaceutical industry. Brought together and driven by a single unifying vision of growth. This global force is comprised of two rapidly growing pharmaceutical companies. In an age where consolidation is often driven by weakness, Pharmacia & Upjohn and Monsanto are forging a merger of strength. [LOGO: Pharmacia & Upjohn] [LOGO:
MONSANTO].

[BULLET LIST:

Robust Product Flow

Limited Patent Exposure

Broad Technologies

Proven Management]


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         With robust new product flow, limited patent exposure, a broad technology platform and a management team that delivers results, this new company will be among the most dynamic pharmaceutical enterprises in the world today. With its core emphasis on pharmaceuticals, this powerful new company will be aptly named Pharmacia. [LOGO: PHARMACIA]

         [BULLET POINT: Robust Product Flow] New product flow is the lifeblood of a fast growing pharmaceutical company and the key driver to this new company's current and future earnings growth. The current array of blockbuster drugs includes Celebrex [LOGO: Celebrex], Xalatan [LOGO: Xalatan latanoprost ophthalmic solution], Detrol [LOGO: Detrol tolferodine tartrate tablets], and Camptosar [LOGO: Camptosar irinotecan HCI injection].

         [LOGO: Celebrex] In its first year on the market, Celebrex has surpassed all other drug launches in history. [Lee S. Simon, MD, Division of Rheumatology and Metabolic Bone Disease, Associate Professor of Medicine, Harvard Medical School, Beth Israel Deaconess Medical Center, Boston, MA]: "As someone who sees patients, of these the most exciting of times, to have available COX-2 specific inhibitors has really changed my world and I believe it has changed my patients' world. I have now been able to use a drug called Celebrex, which truly fulfills the needs that we have. This is an anti-inflammatory, an analgesic drug, which does not convey the same risk as equally effective drugs that have been available for many years. These drugs are going to win


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hands down every time and Celebrex, being at the forefront of its development, will be the one that most people will identify as the drug to use."

         [LOGO: Xalatan] [Stephen A. Obstbaum, MD, Director, Department of Ophthalmology, Lenox Hill Hospital, New York, NY]: "Now they've made an incredible contribution with the introduction of Xalatan which is really a remarkable drug. It's going to help millions of patients worldwide. Up until several years ago, we were rather limited in the types of drugs we could use to treat glaucoma. Xalatan is very different from any of the other drugs that we have used in the past. Now, one of the things that occurs with many types of glaucoma medications is that with the passage of time there's a loss of effect of the drug. This has not been demonstrated with Xalatan. So it really has created an incredible impact on the way we approach the disease and the fact that the company has pursued, with such diligence, the development of this drug is remarkable. It's remarkable, really, in the annals of modern pharmaceutical development. Here a drug comes on the market, three years later it's a market leader. That's, that's superb."


         [LOGO: Detrol] The introduction of Detrol completely transformed an under- diagnosed condition into a widely-recognized disease called overactive bladder. [BAR CHART: Worldwide OAB Market, Vast and Undertreated Disease, LOGO Detrol, horizontal axis indicates number of people, vertical axis indicates status:

                  STATUS               NUMBER OF PEOPLE

                  Patients             50 + million

                  Diagnosed            15 million


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             Treated with Rx       2.5-5 million

             Treated with Detrol   3 million]

To take Detrol to the next level, this partnership is already realizing an important synergy. [COLUMN CHART: US Overactive Bladder Sales Force Size, LOGO Detrol, horizontal axis indicates "Competitor" and "Detrol", vertical axis indicates sales force size:

             COMPETITOR             DETROL

             approximately 900      Pharmacia & Upjohn approximately 1200,
                                    Monsanto Company approximately 600,
                                    Pharmacia
                                    Corporation approximately 1800


By strengthening the sales force through a powerful co-promotion agreement, the company is effectively doubling the sales force of the nearest competitor.

         [LOGO: Camptosar irinotecan HCI injection] [Daniel D. Von Hoff, MD, Professor of Medicine, Director, Arizona Cancer Center, University of Arizona Health Sciences Center, Tucson, AZ]: "I've been a medical oncologist for 25 years and things have changed mostly in the last five years. Camptosar is one of the drugs that signaled a change. Every year more people die of cancer in the United States than in all the wars we fought this century. It's really remarkable the loss that we have. Each day 1,500 patients die of cancer. Camptosar is the first drug ever to make an impact on survival of patients with colon cancer, even after they've progressed on first-line therapy. In addition to having activity in patients with colon cancer, the drug clearly has activity in patients with


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pancreatic cancer, brain tumors, patients with gastric cancer, cervical cancer, and one that's totally untapped is tremendous activity in patients with lung cancer."

         [BULLET POINT: Limited Patent Exposure] Based on data from IMS Health, the world-leading provider of pharmaceutical information, over the next five years Pharmacia will have amongst the lowest exposure to patent expiration in the pharmaceutical industry.

[CHART: Patent Expiration

Zyvox             2014

Celebrex          2013

Detrol            2012

Xalatan           2011

Camptosar         2007]

         [BULLET POINT: Broad Technologies] As these two technology-driven companies build a unique market-leading business, they will exploit their broad technology platforms in six core therapeutic areas.

[BULLET LIST:

Oncology

Arthritis/Inflammation

Metabolic Diseases

CNS Disease

Infectious Diseases


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Cardiovascular Diseases]

         [Zyvox] Zyvox will be the first major new product launch for the combined company. [Gary A. Noskin, MD, Associate Professor of Medicine, Medical Director, Infection Control / Healthcare Epidemiology, Division of Infectious Diseases, Northwestern University Medical School, Northwestern University, Chicago, IL]: "Zyvox is a remarkable new antibiotic. It has the potential to completely change our treatment of patients with bacterial infections. The issue of bacterial resistance has really reached a crisis proportion. It's hard to believe that in the year 2000 we have patients infected with bacteria for which there is no therapy and what's particularly interesting about Zyvox that makes it different than other antibiotics is the mechanism of resistance is such that resistance occurs very infrequently. In fact, in over 5,000 clinical ISOLATES, we have not yet seen one organism that's resisted to it. One of the major advantages of Zyvox is that it can be used both intravenously and orally. There are no currently available antibiotics in the near stages of development that are going to allow us to treat patients in the hospital and then orally as an outpatient. I think Zyvox has the potential to become the primary treatment of choice for severe gram-positive infections, especially in hospitalized patients."

         [Eplerenone] The new company is also aggressively pursuing novel targets in cardiology which are not yet being pursued by other companies. [Gordon H. Williams, MD, Chief, Endocrinology, Hypertension Division, Professor of Medicine, Harvard Medical School, Brigham and Women's Hospital, Boston, MA]:
"Cardiovascular disease


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worldwide is increasing in probably epidemic fashion. There are now more than
200 million people in the world who have hypertension. There are close to 10 million people who have heart failure. It is likely that an OUTERSTRONE? receptor antagonist that is specific will be a keystone in the treatment of cardiovascular disease. Eplerenone which is in Phase 3 clinical trials now, is such an agent and it is the first of a class of agents which are specific OUTERSTRONE receptor antagonists.

         [Oncology Platform] Cancer remains one of our greatest healthcare challenges. Pharmacia is redefining oncology by aggressively pursuing new biomedical technologies. [Professor Daniel D. Von Hoff]: "Pharmacia & Upjohn has the most exciting pipeline of all oncology companies. It's kind of funny I'm referring to them as an oncology company - I know they have lots of other things
- but they have been outstanding in their development of new therapeutics for patients."

         With the acquisition of Sugen, a west coast biotech company, Pharmacia took a bold step towards its vision of becoming the new oncology challenger. Sugen is a leader in innovative cell signaling technology and has an advanced pipeline of oncology products, including molecule 5416. The ability to inhibit ANGIOGENESIS is opening up new frontiers to less toxic, more targeted treatments for cancer. SU 5416 has the potential to become the first ANGIOGENESIS inhibitor to reach the market.

         [COX - 2 Platform] [Professor Lee S. Simon]: "Since the observation was made that there is a COX-1 and a COX-2 many people have been trying to define where COX- 2 is important. To be able to have drugs with such a safety profile, to be able to


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potentially be used in not only arthritis but perhaps in the treatment of cancer or prevention of cancer or even in the treatment of Alzheimer's disease is, without a doubt, mind boggling."

         [BULLET POINT: Proven Management]. To maximize the full value of this broad technology platform, an experienced management team, with a keen sense of vision and the ability to see it through has been assembled. [NAME LIST: Fred Hassan, Richard De Schutter, Christopher Coughlin, Philip Needleman, PhD., Hendrik Verfaillie, Gary Crittenden, Goran Ando, Carrie Cox, Alan Heller, Tim Rothwell]. This management team is dedicated to delivering on its vision of growth.

[LOGO: Xalatan latanoprost ophthalmic solution]

[LOGO: Camptosar irinotecan HCI injection]

[Zyvox]

[LOGO: Arthrotec]

[LOGO: Xalatan latanoprost ophthalmic solution]

[LOGO: Celebrex]

[LOGO: PHARMACIA]

                                 ***************

These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth, expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1999 annual reports, on Forms 10-K and Exhibits 99 thereto,


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respectively, and the definitive joint proxy statement/prospectus relating to the merger filed by each of Monsanto Company and Pharmacia & Upjohn on February 22, 2000.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 filed on March 23, 2000, has been prepared by, and is the responsibility of, the management of Pharmacia & Upjohn. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone
(888)768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.


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